SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                          EVERGOOD PRODUCTS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   300146 10 7
                                 (CUSIP Number)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                  (516)822-4820

--------------------------------------------------------------------------------
(Name , Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                  July 24, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 15 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 300146 10 7                                        Page 2 of 15 Pages


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Howard M. Lorber

2   Check the Appropriate Box if a Member of a Group*           (a) [X]  (b) [ ]

3   SEC Use Only:

4   Source of Funds:                      OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6   Citizenship or Place of Organization:  U.S.A.

7   Number of Shares
    Sole Voting Power:  0

8   Beneficially
    Shared Voting Power:  447,596

9   Owned by Each Reporting
    Sole Dispositive Power:  0

10  Person With
    Shared Dispositive Power:  447,596

11  Aggregate Amount Beneficially Owned by Each Reporting Person: 447,596

12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13  Percent of Class Represented by Amount in Row (11):  10%

14  Type of Reporting Person*:  IN

                                  SCHEDULE 13D

CUSIP No. 300146 10 7                                      Page 3 of 15 Pages


1   Name of Reporting Person
    S.S. or I.R.S. Identification No.  of Above Person
    Robert Eide

2   Check the Appropriate Box if a Member of a Group*         (a) [X] (b) [ ]

3   SEC Use Only:

4   Source of Funds:                    OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6   Citizenship or Place of Organization: U.S.A.

7   Number of Shares
    Sole Voting Power:  0

8   Beneficially
    Shared Voting Power:  447,596

9   Owned by Each Reporting
    Sole Dispositive Power:  0

10  Person With
    Shared Dispositive Power:  447,596

11  Aggregate Amount Beneficially Owned by Each Reporting Person:  447,596

12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

13  Percent of Class Represented by Amount in Row (11):  10%

14  Type of Reporting Person*:  IN

                                  SCHEDULE 13D

CUSIP No. 300146 10 7                                      Page 4 of 15 Pages


1   Name of Reporting Person
    S.S. or I.R.S. Identification No.  of Above Person
    Malcolm Basner

2   Check the Appropriate Box if a Member of a Group*            (a) [ ] (b) [ ]

3   SEC Use Only:

4   Source of Funds:                    OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6   Citizenship or Place of Organization:  U.S.A.

7   Number of Shares
    Sole Voting Power:  0

8   Beneficially
    Shared Voting Power:  447,596

9   Owned by Each Reporting
    Sole Dispositive Power:  0

10  Person With
    Shared Dispositive Power:  447,596

11  Aggregate Amount Beneficially Owned by Each Reporting Person:  447,596

12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [X]

13  Percent of Class Represented by Amount in Row (11):  10%

14  Type of Reporting Person*:  IN

Item 1: Security and Issuer.

The securities to which this Schedule 13D relate are the shares of Common Stock, par value $.01 per share (the "Shares") of Evergood Products Corporation (the "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the Issuer's principal executive office is 140 Lauman Lane, Hicksville, New York 11801.

Item 2: Identity and Background.

(a) The person filing this statement is Howard M. Lorber, Robert Eide and Malcolm Basner.

Each of Messrs. Lorber, Eide and Basner is referred to as a "Reporting Person" and collectively as "Reporting Persons."

(b) Each Reporting Person's business address is 70 East Sunrise Highway, Valley Stream, New York 11581.

(c) Mr. Lorber's principal occupation for more than the past five years is President and Chief Operating Officer of New Valley Corporation, a company engaged in the ownership and management of commercial real estate in the United States and, through its subsidiaries, in investment banking, brokerage and real estate development in the United States and Russia and he has served as a director since 1991. The principal offices of New Valley Corporation are located at NationsBank Tower, 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131.

Mr.  Eide's  principal  occupation  is  Chairman,   Treasurer  and  a  principal
shareholder in Aegis Capital Corp., a broker dealer and a member firm of the NASD, for more than the past five years. He has been a director of Vector Group Ltd., a company engaged through its subsidiaries in the manufacture and sale of cigarettes in the United States and Russia since November 1993, and a director of each of its subsidiaries BGLS Inc. since November 1993 and New Valley Holdings, Inc. since September 1994. Mr. Eide has been a director of Nathan's Famous, Inc. since 1987.

Mr. Basner's principal occupation is President of Aegis Capital Corp. for more than the past five years.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the Reporting Persons is a United States citizen.

Item 3: Source or Amount of Funds or Other Consideration.

Aegis Capital Corp. acquired a total of 447,596 Shares in exchange for providing investment advice to the Issuer. Each of the Reporting Persons is an employee of Aegis Capital Corp. and received the Shares owned by him in connection with services rendered in the course of his employment. Mr. Lorber received 313,317 Shares, Mr. Eide received 89,519 Shares and Mr. Basner received 44,760 Shares.

Item 4: Purpose of the Transaction.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of their Shares or to change their intention with respect to any and all matters referred to in Item 4.

Item 5: Interest in Securities of the Issuer.

(a) The percentage of Shares reported owned by each of the Reporting Persons and by the Reporting Persons as a group is based upon 4,475,957 Shares outstanding, as reported in the Issuer's Form 10 as filed with the Securities and Exchange Commission on May 25, 2000.

As of the close of business on July 23, 2000, (i) Mr. Lorber beneficially owns 313,317 Shares, constituting 7.0% of the outstanding Shares; (ii) Mr. Eide beneficially owns 89,519 Shares, constituting 2.0% of the outstanding Shares; and (iii) Mr. Basner beneficially owns 44,760 Shares, constituting 1.0% of the outstanding Shares.

(b) Each of the Reporting Persons has informally agreed to act in concert with respect to the Shares owned directly by him. Accordingly, the Reporting Persons may be deemed to share the power to dispose or direct the disposition of the 313,317 Shares beneficially owned by Mr. Lorber, the 89,519 Shares owned by Mr. Eide and the 44,760 Shares owned by Mr. Basner, as well as to share the power to vote or direct the vote of such Shares.

(c) In the past 60 days, no Reporting Person has purchased or sold any Shares.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The Reporting Persons have an informal agreement to act in concert with respect to the Shares owned by them.

In addition, in connection with his acquisition of the Shares, Mr. Lorber entered into a Shareholders' Agreement effective March 15, 2000 with Mel Rich and Stephen R. Stern. Pursuant to the terms of the Shareholders' Agreement, Messrs. Lorber, Rich and Stern (collectively, the "Shareholders") agreed to impose certain restrictions on their transfers of Shares in the event of a public offering of Shares in which the shareholders of the Corporation participate and in which the Shareholders desire to participate, as follows:

          (i) the Shareholders will be entitled to elect to participate in such public offering on a pro rata basis, based on the number of Shares owned by them. In the event that such offering is an underwritten public offering, if the managing underwriter or the Corporation determines the number of Shares owned by the Shareholders and requested to be included in the registration statement exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Corporation and the underwriter or the Corporation limits or totally excludes the Shares owned by the Shareholders, the number of Shares shall be which shall be excluded shall be determined on such pro rata basis; and

          (ii) without the consent of Rich, Stern and Lorber shall not be entitled to sell a greater percentage of their ownership in the Corporation than Rich sells in such offering. For example, if Rich sells twenty(20%) percent of his Shares, then Stern and Lorber shall each be entitled to sell up to twenty (20%) percent of his Shares.

Item 7: Exhibits.

1. Shareholders Agreement effective March 15, 2000 among Mel Rich, Stephen R. Stern and Howard M. Lorber.

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

July 24, 2000
Date
/s/ Howard M. Lorber
--------------------------------------
Signature

Howard M. Lorber
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

July 24, 2000
Date
/s/ Robert Eide
--------------------------------------
Signature

Robert Eide
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

July 24, 2000
Date
/s/ Malcolm Basner
--------------------------------------
Signature

Malcolm Basner
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).